UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No, 1)

ARC DOCUMENT SOLUTIONS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00191G103
(CUSIP Number)

Kumarakulasingam Suriyakumar

Suriyakumar Family Trust

Shiyulli Suriyakumar 2013 Irrevocable Trust

Seiyonne Suriyakumar 2013 Irrevocable Trust

Dilantha Wijesuriya

Jorge Avalos

Rahul Roy

Sujeewa Sean Pathiratne

Copies to:

Mitchell S. Nussbaum, Esq.

Angela M. Dowd, Esq..

Loeb & Loeb LLP

345 Park Avenue

New York, New York 10154

(212) 407-4159

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July, 16, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

(Continued on following pages)

CUSIP No. 12526L 10 3

1	NAME OF REPORTING PERSON KUMARAKULASINGAM SURIYAKUMAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,055,576
	8	SHARED VOTING POWER 2,732,171
	9	SOLE DISPOSITIVE POWER 2,055,576
	10	SHARED DISPOSITIVE POWER 2,732,171

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,787,747
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.08%*
14	TYPE OF REPORTING PERSON IN

*	Based on the 43,179,344 shares of common stock, par value $0.001 per share (the “Common Stock”) of ARC Document Solutions, Inc. (“Issuer”) issued and outstanding as of April 29, 2024, the Reporting Person beneficially owns approximately 11.08% of the issued and outstanding Common Stock of the Issuer. Does not include certain shares of Common Stock that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group but does include (i) 1,732,171 shares of Common Stock held by the Suriyakumar Family Trust,\ for which the Reporting Person and his spouse, share voting and dispositive power and (ii) an additional 1,000,000 shares of Common Stock that the Reporting Person may be deemed to beneficially own that are held by the Shiyulli Suriyakumar 2013 Irrevocable Trust and the Seiyonne Suriyakumar 2013 Irrevocable Trust which trusts were established by the Reporting Person for estate planning purposes, but as to which the Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein. See Items 3 and 5.

CUSIP No. 12526L 10 3

1	NAME OF REPORTING PERSON SURIYAKUMAR FAMILY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,732,171
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,732,171
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,732,171
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%*
14	TYPE OF REPORTING PERSON OO

*	Based on the 43,179,344 shares of Common Stock issued and outstanding as of April 29, 2024, the Reporting Person beneficially owns approximately 4.0% of the issued and outstanding Common Stock of the Issuer. Mr. Suriyakumar and his spouse, as trustees of the Reporting Person, share voting and dispositive power over these shares. Does not include certain shares of Common Stock that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

CUSIP No. 12526L 10 3

1	NAME OF REPORTING PERSON SHIYULLI SURIYAKUMAR 2013 IRREVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 500,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%*
14	TYPE OF REPORTING PERSON OO

*	Based on the 43,179,344 shares of Common Stock issued and outstanding as of April 29, 2024, the Reporting Person beneficially owns approximately 1.2% of the issued and outstanding Common Stock of the Issuer. Mr. Suriyakumar shares voting and dispositive power over these shares. Does not include certain shares of Common Stock that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

CUSIP No. 12526L 10 3

1	NAME OF REPORTING PERSON SEIYONNE SURIYUKUMAR 2013 IRREVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 500,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%*
14	TYPE OF REPORTING PERSON OO

*	Based on the 43,179,344 shares of Common Stock issued and outstanding as of April 29, 2024, the Reporting Person beneficially owns approximately 1.2% of the issued and outstanding Common Stock of the Issuer. Mr. Suriyakumar shares voting and dispositive power over these shares. Does not include certain shares of Common Stock that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

CUSIP No. 12526L 10 3

1	NAME OF REPORTING PERSON DILANTHA WIJESURIYA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,149,038
	8	SHARED VOTING POWER 647,771
	9	SOLE DISPOSITIVE POWER 1,149,038
	10	SHARED DISPOSITIVE POWER 647,771

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,796,809
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%*
14	TYPE OF REPORTING PERSON IN

*	Based on the 43,179,344 shares of Common Stock issued and outstanding as of April 29, 2024, the Reporting Person beneficially owns approximately 4.2% of the issued and outstanding Common Stock of the Issuer. Includes 971,156 shares of Common Stock issuable upon exercise of outstanding stock options exercisable within 60 days of the date of this report, and 647,771 shares held by the Wijesuriya Family Trust. Mr. Wijesuriya and his spouse, as trustees of the Wijesuriya Family Trust share voting and dispositive power over the shares held by the trust. Does not include certain shares of Common Stock that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

CUSIP No. 12526L 10 3

1	NAME OF REPORTING PERSON JORGE AVALOS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 737,025
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 737,025
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 737,025
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%*
14	TYPE OF REPORTING PERSON IN

*	Based on the 43,179,344 shares of Common Stock issued and outstanding as of April 29, 2024, the Reporting Person beneficially owns approximately 1.7% of the issued and outstanding Common Stock of the Issuer. Includes 183,678 shares of Common Stock issuable upon exercise of outstanding stock options exercisable within 60 days of the date of this report. .Does not include certain shares of Common Stock that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

CUSIP No. 12526L 10 3

1	NAME OF REPORTING PERSON RAHUL ROY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 708,167
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 708,167
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 708,167
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%*
14	TYPE OF REPORTING PERSON IN

*	Based on the 43,179,344 shares of Common Stock issued and outstanding as of April 29, 2024, the Reporting Person beneficially owns approximately 1.6t% of the issued and outstanding Common Stock of the Issuer. Includes 240,666 shares issuable upon exercise of outstanding stock options exercisable within 60 days of this report. .Does not include certain shares of Common Stock that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

CUSIP No. 12526L 10 3

1	NAME OF REPORTING PERSON SUJEEWA SEAN PATHIRATNE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 443,274
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 443,274
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 443,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%*
14	TYPE OF REPORTING PERSON IN

*	Based on the 43,179,344 shares of Common Stock issued and outstanding as of April 29, 2024, the Reporting Person beneficially owns approximately 1.0% of the issued and outstanding Common Stock of the Issuer. Does not include certain shares of Common Stock that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

CUSIP No. 12526L 10 3

Introductory Note

This Amendment No.1 (this “Amendment No.1”) to statement on Schedule 13D, is filed with respect to shares of Common Stock of the Issuer on behalf of the group that may be deemed to be formed under Rule 13d-5 consisting of (i) Mr. Kumarakulasingam Suriyakumar (“Mr. Suriyakumar” or the “Founder”), director, chairman and chief executive officer of the Issuer; (ii) the Suriyakumar Family Trust (the “Family Trust”), by and through Mr. Suriyakumar as trustee; (iii) the Shiyulli Suriyakumar 2013 Irrevocable Trust (the “Shiyulli Trust”), by and through Ms. Shiyulli Suriyakumar (“Ms. Suriyakumar”) as trustee; (iv) the Seiyonne Suriyakumar 2013 Irrevocable Trust (the “Seiyonne Trust”), by and through Mr. Seiyonne Suriyakumar (“Mr. Seiyonne Suriyakumar”) as trustee; (v) Mr. Dilantha Wijesuriya, Chief Operating Officer of the Issuer (“Mr. Wijesuriya”); (vi) Mr. Jorge Avalos, Chief Financial Officer of the Issuer (“Mr. Avalos”); (vii) Mr. Rahul Roy, Chief Technical Officer of the Issuer (“Mr. Roy”); and (viii) Mr. Sujeewa Sean Pathiratne, a private investor (“Mr. Pathiratne” and, collectively with Mr. Suriyakumar, the Family Trust, the Shiyulli Trust, the Seiyonne Trust, Mr. Wijesuriya, Mr. Avalos, and Mr. Roy, the “Reporting Persons”).

This Amendment No. 1 amends and supplements the Schedule 13D, with respect to the Issuer filed by the Reporting Persons with the Securities and Exchange Commission (as amended and supplemented to date, the “Schedule 13D”). Except as provided herein, this Schedule 13D does not modify any of the information previously reported on the Schedule 13D.

Item 4.	Purpose of Transaction.

The information set forth in this Item 4 shall be deemed to supplement Item 4 of the Schedule 13D filed by the Reporting Persons on June 28, 2024.

On July 16, 2024, the Reporting Persons entered into a Consortium Agreement dated as of July 12, 2024 (the “Consortium Agreement”) providing that they would use their reasonable best efforts to work together to structure, negotiate and do all things necessary or desirable, subject to the approval of the Special Committee of the Issuer’s Board of Directors and/or the Issuer’s approval, to enter into definitive agreements and other ancillary documents in connection with the Acquisition (the “Definitive Agreements”). Without limitation of the foregoing ,the Reporting Persons agreed pursuant to the Consortium Agreement that they would coordinate with each other in performing due diligence, securing debt (as applicable) and equity financing, and structuring and negotiating the Acquisition, including establishing appropriate legal entities for the purpose of the Acquisition. The Consortium Agreement contemplates that the Reporting Persons will utilize TechPrint Holdings, LLC, a limited liability company formed by Founder in the State of Delaware (the “Parent”), as the acquisition entity for as the purpose of pursuing the Acquisition.

Pursuant to the Consortium Agreement, each Reporting Person has agreed to bear and pay the fees and expenses of such Reporting Person’s legal, financial and other advisors engaged by such Reporting Person with respect to the Consortium Agreement and the Acquisition. The parties have further agreed that in the event that any legal, financial, or other advisors (the “Consortium Advisors”) are to be engaged to represent Parent and/or the Reporting Parties collectively with respect to the Consortium Agreement and/or the Acquisition, such advisors shall be selected by the Founder. Pursuant to the Consortium Agreement, the Reporting Persons have also agreed that if the Acquisition is not consummated or the Consortium Agreement expires or is terminated with respect to any Reporting Person prior to the closing of the Acquisition without any breach by any Reporting Person, the Founder shall bear all fees and out-of-pocket expenses payable to the advisors to the Founder and any Consortium Advisors, and to any lender or other financing sources, in connection with the Acquisition. Upon consummation of the Acquisition, the Reporting Persons have agreed that Parent shall reimburse the Founder for all fees and out-of-pocket expenses incurred by him (including fees and expenses of the advisors to the Founder and/or any Consortium Advisors in connection with the Acquisition. The Consortium Agreement provides that the Founder shall be solely entitled to receive any termination, topping, break-up or other fees or amounts (including amounts paid in settlement of any disputes or litigation relating to the Acquisition) payable to Parent (or one or more of its affiliates or designees), net of any expenses required to be borne by the Founder pursuant to the Consortium Agreement.

No assurances can be given that any agreement with the Issuer relating to the proposed Acquisition will be entered into or be consummated.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.:	Title:
7.01	Consortium Agreement dated as of July 12, 2024 by and among Kumarakulasingam Suriyakumar, the Suriyakumar Family Trust, Shiyulli Suriyakumar 2013 Irrevocable Trust, Seiyonne Suriyakumar 2013 Irrevocable Trust, Dilantha Wijesuriya, Jorge Avalos, Rahul Roy and Sujeewa Sean Pathiratne

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2024

/s/ Kumarakulasingam Suriyakumar
Name:	Kumarakulasingam Suriyakumar

SURIYAKUMAR FAMILY TRUST

By:	/s/ Kumarakulasingam Suriyakumar
Name:	Kumarakulasingam Suriyakumar
Title:	Trustee

SHIYULLI SURIYAKUMAR 2013 IRREVOCABLE TRUST

By:	/s/ Shiyulli Suriyakumar
Name:	Shiyulli Suriyakumar
Title:	Trustee

SEIYONNE SURIYAKUMAR 2013 IRREVOCABLE TRUST

By:	/s/ Seiyonne Suriyakumar
Name:	Seiyonne Suriyakumar
Title:	Trustee

/s/ Dilantha Wijesuriya
Name:	Dilantha Wijesuriya

/s/ Jorge Avalos
Name:	Jorge Avalos

/s/ Rahul Roy
Name:	Rahul Roy

/s/ Sujeewa Sean Pathiratne
Name:	Sujeewa Sean Pathiratne